

UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

MAIL STOP 3720

March 19, 2009

Mr. Bernard Chan
Chief Executive Officer
Asia Document Transition
15D, Eton Building
288 Des Voeux Road
Central, Hong Kong

Re: **Asia Document Transition**
              Registration Statement on Form S-1/A
              Amended on March 13, 2009
              File no. 333-153888

Dear Mr. Chan:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

Report of Independent Registered Public Accounting Firm, page 48

1. We note that the audit report is dated November 12, 2008; while the auditor's consent in exhibit 23.2 refers to a report dated September 9, 2008. Please amend the filing to correct this difference.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349, or Terry French, Accounting Branch Chief, at (202) 551-3810, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff Attorney, at (202) 551-3415, or me, at (202) 551-3810, with any other questions.

Sincerely,

Celeste M. Murphy
Legal Branch Chief

cc: Robert Diener, Esq.
        via facsimile, 310-396-8608